

January 6, 2012

<u>Via E-mail</u>
Mario J. Gabelli
Chief Executive Officer
GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

      Re: GAMCO Investors, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed February 23, 2011
               Form 10-Q for Fiscal Quarter Ended September 30, 2011
               Filed November 8, 2011
               Form 8-K filed February 11, 2011
               File No. 001-14761

Dear Mr. Gabelli:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>General</u>

1.   In future Form 10-Q filings please correct the Commission File Number to reflect the correct file number of 001-14761.

Form 8-K filed February 11, 2011

2.   Your filing does not include information for Mr. Zuccaro responsive to Item 5.02(c)(3) of
        Form 8-K, and it does not appear that you have filed an amended Form 8-K with such
        information as contemplated by Instruction 2 to Item 5.02 of Form 8-K. Please file an
        amended Form 8-K with this information or provide us with a detailed analysis
        supporting your apparent conclusion that you were not required to provide information
        responsive to Item 5.02(c)(3) of Form 8-K.

Form 10-K for Fiscal Year Ended December 31, 2010
Item 1A. Risk Factors, page 25
Our credit ratings affect our borrowing costs, page 30

3.   Please expand your risk factor to quantify the expected impact of a one and two notch
        downgrade in your credit ratings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 38
Overview – Consolidated Statements of Financial Condition, page 39

4.   We note that you have identified gross adjusted cash and investments, net of debt and
        controlling interest as a non-GAAP financial measure. Please revise your future filings to
        provide all of the disclosures required by Item 10(e) of Regulation S-K, including an
        explanation as to why you believe this non-GAAP financial measure provides useful
        information to investors.

Operating Results for the Year Ended December 31, 2010 as compared to the Year Ended
December 31, 2009, page 42
Operating Margin, page 43

5.   We note that your disclosure of operating margin before management fees appears to be a
        non-GAAP financial measure. Accordingly, please tell us how you plan to comply with
        the disclosure requirements within Item 10(e) of Regulation S-K in future filings.

Item 8. Financial Statements and Supplementary Data, page 55
Note A. Significant Accounting Policies, page 66
Investments in Partnerships and Affiliates, page 68

6.   Disclosures regarding your consolidation policy appear to be provided in various
        footnotes (including here and on pages 78-79) rather than in one centralized location.
        Given the complexities involved in assessing your investments in partnerships and
        affiliates for consolidation (including whether entities are voting interest entities or VIEs
        and the impact that limited partner rights have on the general partner's consolidation

determination), please revise your future filings to provide more robust disclosure explaining your consolidation policy within your accounting policy footnote. Address the following in your revised disclosure:

- Explain to the extent that you do not hold a direct ownership interest in these entities how you access the guidance within ASC 810-10 in determining whether such entities should be consolidated.
- To the extent you are the general partner of the limited partnerships and such partnerships were not deemed as variable interest entities under ASC 810-10-25, please also discuss how you analyze the guidance in ASC 810-20 in determining whether consolidation of these partnerships is appropriate.
- Enhance your disclosure regarding the deferral of the FASB's revised consolidation guidance and its application to your consolidation policy to more clearly explain your current accounting policy with respect to the consolidation of VIEs, the key differences between your policy and that required under the new guidance, and how the entities with which you are involved qualify for the deferral.

Major Revenue-Generating Services and Revenue Recognition, page 68

7.   We note your disclosures regarding various performance-based fees (including incentive allocations, fulcrum fees, and certain management fees) and that such fees are typically recognized at the end of the measurement or stipulated contract period. Please revise your future filings to more clearly define the measurement periods (e.g. quarterly, annually, etc.) associated with each performance-based fee.

8.   As a related matter, please also revise your future filings to more clearly define fulcrum fees as this term appears to be specific to your industry and may not be widely understood.

D. Investments in Partnerships, page 78

9.   Given your involvement with various types of entities (e.g., partnerships, offshore funds and other investment vehicles) and the different consolidation models that may be applicable, we believe that more granular disclosure in this area would provide beneficial information to investors. Accordingly, please revise your future filings to provide more detailed disclosure of the types of entities with which you are involved as well as the applicable consolidation model. Please also provide clear disclosure that enables a reader to understand why certain vehicles have been consolidated and others have not.

Form 10-Q for Fiscal Quarter Ended September 30, 2011
Item 1. Financial Statements, page 3
C. Investments in Partnerships, page 12

10.   We note your disclosure that on January 1, 2011, upon analysis of several factors, you deconsolidated a partnership given that you were no longer deemed to control the partnership. We also note that you will continue to serve as the general partner and maintain an investment in the deconsolidated partnership. Please provide us with your analysis supporting the deconsolidation of this investment. In your response, please include the relevant authoritative guidance you relied upon in making this determination.

11.   As a related matter, please reconcile your disclosure concerning the deconsolidation of this partnership with your disclosure in the following paragraph that states that you consolidated two partnerships and one offshore fund at both December 31, 2010 and September 30, 2011. For example, unless another partnership was newly consolidated during 2011, it is not clear why the number of consolidated partnerships would be the same at both December 31, 2010 and September 30, 2011 given that you deconsolidated a partnership during 2011.

J. Commitments and Contingencies, page 20

12.   We note your disclosure that your financial statements include the necessary provisions for losses related to legal actions and proceedings that you believe are *probable and* estimable and that such amounts are not considered material to your financial condition, operations or cash flows. Please revise your future filings to clarify whether your statement regarding materiality also includes reasonably possible losses. If you are unable to make an assertion that the matters (inclusive of reasonably possible losses) will not be material to your consolidated financial statements, please disclose your estimated loss or range of reasonably possible losses in excess of amounts accrued in accordance with ASC 450-20-50.

K. Subsequent Events, page 21

13.   We note that you deconsolidated a VIE subsequent to September 30, 2011 given that you were no longer deemed the primary beneficiary based among various factors including the redemption of $49.2 million of proprietary capital. Please provide us with your analysis supporting the deconsolidation of this entity. In your response, please include the relevant authoritative guidance you relied upon in making this determination.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sebastian Gomez Abero at (202) 551-3578 with any other questions.

Sincerely,

/s/ Sebastian Gomez Abero for

Suzanne Hayes
Assistant Director